May 8, 2014

VIA EDGAR

Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KCAP Financial, Inc. – Preliminary Proxy Filed on April 16, 2014

Dear Ms. Cole:

On behalf of KCAP Financial, Inc. (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we verbally received on April 21, 2014 regarding the Company’s preliminary proxy statement filed on April 16, 2014. The Staff’s comments are set forth below and are followed by the Company’s responses.

1. Comment:	We note that the Company’s common stock traded at a significant discount to its net asset value in 2009 and 2010. Please revise the table on page 8 of the preliminary proxy statement to add an example with a 50% discount to the net asset value of the common stock.

Response:

The Company has revised the disclosure accordingly. Please see pages 7-8 of the proxy statement filed by the Company with the SEC on the date hereof.

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Ms. Mary Cole

Division of Investment Management

May [ ], 2014

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas

cc:	Jill Simone, Esq.